UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        TRUMP ENTERTAINMENT RESORTS, INC.
                        ---------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)


                                    89816T103
                                ----------------
                                 (CUSIP Number)


                                   May 2, 2007
                              -------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]  Rule 13d-1(b)

                               [X]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No.: 89816T103                                          Page 2 of 10 Pages
................................................................................

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
      98-0418059
................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization

      Cayman Islands
................................................................................
Number of      5.    Sole Voting Power        - 0 -
Shares         ................................................................
Beneficially   6.    Shared Voting Power      - 0 -
Owned by Each  ................................................................
Reporting      7.    Sole Dispositive Power   - 0 -
Person With    ................................................................
               8.    Shared Dispositive Power - 0 -
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      - 0 -
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0%
................................................................................
12.   Type of Reporting Person:


      OO

                                  SCHEDULE 13G

CUSIP No.: 89816T103                                          Page 3 of 10 Pages
................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ANCHORAGE ADVISORS, L.L.C.
      20-0042271
................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization


      Delaware
................................................................................
Number of      5.    Sole Voting Power        - 0 -
Shares         ................................................................
Beneficially   6.    Shared Voting Power      - 0 -
Owned by Each  ................................................................
Reporting      7.    Sole Dispositive Power   - 0 -
Person With    ................................................................
               8.    Shared Dispositive Power - 0 -
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      - 0 -
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0%
................................................................................
12.   Type of Reporting Person:

      OO, IA

                                  SCHEDULE 13G

CUSIP No.: 89816T103                                          Page 4 of 10 Pages
................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
      20-0042478
................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization

      Delaware
................................................................................
Number of      5.    Sole Voting Power        - 0 -
Shares         ................................................................
Beneficially   6.    Shared Voting Power      - 0 -
Owned by Each  ................................................................
Reporting      7.    Sole Dispositive Power   - 0 -
Person With    ................................................................
               8.    Shared Dispositive Power - 0 -
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      - 0 -
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0%
................................................................................
12.   Type of Reporting Person:

      OO, HC

                                  SCHEDULE 13G

CUSIP No.: 89816T103                                          Page 5 of 10 Pages
................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ANTHONY L. DAVIS
................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization

      United States of America
................................................................................
Number of      5.    Sole Voting Power        - 0 -
Shares         ................................................................
Beneficially   6.    Shared Voting Power      - 0 -
Owned by Each  ................................................................
Reporting      7.    Sole Dispositive Power   - 0 -
Person With    ................................................................
               8.    Shared Dispositive Power - 0 -
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      - 0 -
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0%
................................................................................
12.   Type of Reporting Person:

      IN, HC

                                  SCHEDULE 13G

CUSIP No.: 89816T103                                          Page 6 of 10 Pages
................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


       KEVIN M. ULRICH
................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization

       Canada
................................................................................
Number of      5.    Sole Voting Power        - 0 -
Shares         ................................................................
Beneficially   6.    Shared Voting Power      - 0 -
Owned by Each  ................................................................
Reporting      7.    Sole Dispositive Power   - 0 -
Person With    ................................................................
               8.    Shared Dispositive Power - 0 -
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      - 0 -
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0%
................................................................................
12.   Type of Reporting Person:


      IN, HC

                                                              Page 7 of 10 Pages


Item 1(a).     Name of Issuer:

               Trump Entertainment Resorts, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1000 Boardwalk at Virginia Avenue
               Atlantic City, New Jersey 08401

Item 2(a)      Name of Person Filing:

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Anchorage Capital Master Offshore, Ltd. ("Anchorage
                  Offshore");

               ii) Anchorage Advisors, L.L.C. ("Advisors");

               iii) Anchorage Advisors Management, L.L.C. ("Management");

               iv) Anthony L. Davis ("Mr. Davis"); and

               v) Kevin M. Ulrich ("Mr. Ulrich").

               This statement related to Shares (as defined herein) held for the account of Anchorage Offshore. Advisors is the investment advisor to Anchorage Offshore. Management is the sole managing member of Advisors. Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).     Citizenship:

               1) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

               2) Advisors is a Delaware limited liability company;

               3) Management is a Delaware limited liability company;

               4) Mr. Davis is a citizen of the United States of America and

               5) Mr. Ulrich is a citizen of Canada.

                                                              Page 8 of 10 Pages
Item 2(d).     Title of Class of Securities:

               Common Stock, $0.001 par value per share (the "Shares")

Item 2(e).     CUSIP Number:

               89816T103

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of the date hereof, none of the Reporting Persons may be deemed to beneficially own any Shares.

Item 4(b)      Percent of Class:

               As of the date hereof, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owner of constitutes 0% of the total number of Shares outstanding.

Item 4(c)      Number of Shares of which such person has:

Anchorage Offshore:
-------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:                    0

Advisors:
---------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:                    0

Management:
-----------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:                    0

                                                              Page 9 of 10 Pages


Mr. Davis:
----------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:                    0

Mr. Ulrich:
-----------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:                    0


Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               This Item 7 is not applicable

Item 8.        Identification and Classification of Members of the Group:

               See disclosure in Item 2 hereof.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 10 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2007                ANCHORAGE CAPITAL MASTER OFFSHORE LTD.

                                   By:         /s/ Kevin M. Urlich
                                               -------------------------
                                   Name:       Kevin M. Urlich
                                   Title:      Director

Date: June 11, 2007                ANCHORAGE ADVISORS, L.L.C.

                                   By:   Anchorage Advisors Management, L.L.C.,
                                         its Managing Member

                                         By:    /s/ Anthony L. Davis
                                                ------------------------
                                         Name:  Anthony L. Davis
                                         Title: Managing Member

Date: June 11, 2007                ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                                   By:         /s/ Anthony L. Davis
                                               -------------------------
                                   Name:       Anthony L. Davis
                                   Title:      Managing Member

Date: June 11, 2007                ANTHONY L. DAVIS

                                   /s/ Anthony L. Davis
                                   --------------------------------------------

Date: June 11, 2007                KEVIN M. ULRICH

                                   /s/ Kevin M. Ulrich
                                   --------------------------------------------